Filed by MuleSoft, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

On March 20, 2018, Greg Schott, Chairman & Chief Executive Officer of MuleSoft, Inc. (the “Company”) posted the following on the Company’s blog:

Subject line:

•	MuleSoft + Salesforce: accelerating our mission

Body:

Today, I’m pleased to share that MuleSoft has entered into an agreement to be acquired by Salesforce. This is a major milestone for the company and potentially one of the most game-changing technology acquisitions in history. I believe it will accelerate us on our mission to enable organizations across the world to change the clockspeed of business with application networks. I could not be more excited about this next chapter for MuleSoft.

This is a strategic acquisition for Salesforce, who fully recognizes that much of the value of MuleSoft’s platform comes from its openness and independence. We have been partners for many years, and so today’s announcement only enhances our ability to deliver those things. For our customers and partners, the platform that you use today to connect applications, data, and devices is only going to get better. Together with Salesforce’s vast customer-facing capabilities, we’ll only be creating even more value for all of our customers.

As we plan for the future, our commitment to our mission, vision, values and your success remain a top priority. Upon close, MuleSoft will become “MuleSoft, a Salesforce company”, and I will continue to lead the team from our headquarters in San Francisco.

I believe that the best is yet to come for MuleSoft. We now have a massive platform to drive our growth and to create impact for the world. I am so proud of everything that our great team of Muleys has done to build MuleSoft to what it is today. Now by joining forces with Salesforce, I have no doubt that we will achieve everything that we set out to do and more.

Forward-Looking Statements

This communication contains forward-looking information related to salesforce.com, inc., MuleSoft, Inc. and the acquisition of MuleSoft, Inc. by salesforce.com, inc. that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, salesforce.com, inc.’s and MuleSoft, Inc.’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of salesforce.com, inc. and MuleSoft, Inc., and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of salesforce.com, inc. and MuleSoft, Inc. to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft, Inc.’s shares being validly tendered into the exchange offer to meet the minimum condition; salesforce.com, inc.’s and MuleSoft, Inc.’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; salesforce.com, inc.’s ability to successfully integrate MuleSoft, Inc.’s operations; salesforce.com, inc.’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft, Inc.’s business after the completion of the transaction and realize expected synergies; business disruption following the transaction; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of this announcement or the consummation of the proposed transaction on the market price of salesforce.com, inc.’s common stock and on

salesforce.com, inc.’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which salesforce.com, inc. and MuleSoft, Inc. participate; salesforce.com, inc.’s and MuleSoft, Inc.’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; salesforce.com, inc. and MuleSoft, Inc.’s ability to protect their intellectual property rights and develop their brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to salesforce.com, inc. and MuleSoft, Inc. can be found in their respective reports on Forms 10-K, 10-Q and 8-K and in other filings salesforce.com, inc. and MuleSoft, Inc. make with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the salesforce.com, inc.’s website at www.salesforce.com/investor and under the SEC filings heading of the Investors section of MuleSoft, Inc.’s website at https://investors.mulesoft.com/.

The forward-looking statements included in this communication are made only as of the date hereof. salesforce.com, inc. and MuleSoft, Inc. assume no obligation and do not intend to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. and its acquisition subsidiary and MuleSoft, Inc. will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce.com, inc. and its acquisition subsidiary will file a tender offer statement on Schedule TO, salesforce.com, inc. will file a registration statement on Form S-4 and MuleSoft, Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT, INC. STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT, INC. SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft, Inc. stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce.com, inc. will be available free of charge under the Financials heading of the Investor Relations section of salesforce.com, inc.’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by MuleSoft, Inc. will be available free of charge under the SEC filings heading of the Investors section of MuleSoft, Inc.’s website at https://investors.mulesoft.com/.

In addition to the Solicitation/Recommendation Statement, Offer to Exchange, related Letter of Transmittal and certain other exchange offer documents, salesforce.com, inc. and MuleSoft, Inc. file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by salesforce.com, inc. and MuleSoft, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. salesforce.com, inc.’s and MuleSoft, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.